Filed Pursuant to Rule 433

Registration No. 333-220479

March 12, 2018

WGL HOLDINGS, INC.

Pricing Term Sheet

$250,000,000 Floating Rate Notes due 2020

Issuer:	WGL Holdings, Inc.

Ratings (Moody’s / S&P / Fitch)*:	A3 (Negative) / A- (Negative) / A- (Negative Watch)

Security Type:	Floating Rate Senior Unsecured Notes

Offering Size:	$250,000,000

Pricing Date:	March 12, 2018

Settlement Date:	March 14, 2018 (T+2)

Interest Payment Dates:	March 12, June 12, September 12 and December 12, commencing June 12, 2018

Maturity Date:	March 12, 2020

Coupon:	Floating Rate – reset quarterly based on three-month LIBOR plus 55 bps

Public Offering Price:	100% per Note, plus accrued interest, if any, from March 14, 2018

Redemption Provisions:	Not redeemable prior to maturity

CUSIP / ISIN:	92924F AD8 / US92924FAD87

Joint Book-Running Managers:	U.S. Bancorp Investments, Inc. RBC Capital Markets, LLC

Co-Managers:	Scotia Capital (USA) Inc. TD Securities (USA) LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a preliminary prospectus supplement and a prospectus) and a prospectus supplement with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement for this offering, the issuer’s prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling U.S. Bancorp Investments, Inc. toll-free at 1-877-558-2607 and RBC Capital Markets, LLC toll-free at 1-866-375-6829.